BNY MELLON FLOATING RATE INCOME FUND

c/o BNY Mellon Investment Adviser, Inc.
240 Greenwich Street

New York, New York 10286

Dear Shareholder:

The enclosed document is for informational purposes only. You are not being asked to vote or take action on any matter. The enclosed document relates to changes involving the current sub-adviser for BNY Mellon Floating Rate Income Fund (the "Fund"), a series of BNY Mellon Investment Funds IV, Inc. (the "Company"). The Fund's investment adviser is BNY Mellon Investment Adviser ("BNYM Investment Adviser").

Specifically, the Board of Directors of the Company (the "Board") approved a new sub-investment advisory agreement (the "Current Sub-Advisory Agreement"), on behalf of the Fund, between BNYM Investment Adviser and Alcentra NY, LLC ("Alcentra NY"). Due to a change in the ownership and organizational structure of Alcentra NY that occurred on November 1, 2022, the original sub-investment advisory agreement (the "Initial Sub-Advisory Agreement") between BNYM Investment Adviser, on behalf of the Fund, and Alcentra NY automatically terminated in accordance with the terms of said Agreement and the Investment Company Act of 1940, as amended. To enable Alcentra NY to continue to provide sub-investment advisory services to the Fund after termination of the Initial Sub-Advisory Agreement, the Board approved the Current Sub-Advisory Agreement, which is substantially similar in material respects to the Initial Sub-Advisory Agreement. Alcentra NY has served as the Fund's sub-adviser since the Fund's inception. The continuation of Alcentra NY as the Fund's sub-investment adviser was previously communicated to you in a supplement to the Fund's Prospectus, dated November 1, 2022.

Further information about Alcentra NY and the approval of the Current Sub-Advisory Agreement is contained in the enclosed document, which you should review carefully. If you have any questions or need additional information, please call 1-800-373-9387.

Sincerely, /s/ James Bitetto
James Bitetto Secretary BNY Mellon Investment Funds IV, Inc.

January 25, 2023

BNY Mellon FLOATING RATE INCOME FUND
c/o BNY Mellon Investment Adviser, Inc.

240 Greenwich Street

New York, New York 10286

Information Statement

This Information Statement is being furnished by the Board of Directors (the "Board") of BNY Mellon Investment Funds IV, Inc. (the "Company"), on behalf of BNY Mellon Floating Rate Income Fund (the "Fund"), a series of the Company, to inform shareholders of the Fund about changes in the ownership and organizational structure of Alcentra NY, LLC ("Alcentra NY"), the sub-adviser for the Fund since the Fund's inception in September 2013.

Due to the change in the ownership and organizational structure of Alcentra NY effective November 1, 2022, the original sub-investment advisory agreement (the "Initial Sub-Advisory Agreement") between BNYM Investment Adviser, Inc., the Fund's investment adviser ("BNYM Investment Adviser"), on behalf of the Fund, and Alcentra NY, terminated in accordance with the terms of the Initial Sub-Advisory Agreement and the Investment Company Act of 1940, as amended (the "1940 Act"). To enable Alcentra NY to continue to provide sub-investment advisory services to the Fund, the Board approved a new sub-investment advisory agreement (the "Current Sub-Advisory Agreement"), on behalf of the Fund, between BNYM Investment Adviser and Alcentra NY. The Current Sub-Advisory Agreement was approved by the Board upon the recommendation of BNYM Investment Adviser, without shareholder approval, as is permitted by the exemptive order of the U.S. Securities and Exchange Commission (the "SEC") issued to the Company and BNYM Investment Adviser (the "Exemptive Order").

This Information Statement is being mailed on or about January 25, 2023 to shareholders of record of the Fund as of January 16, 2023. Please note that only one Information Statement may be delivered to two or more shareholders of the Fund who share an address, unless such shareholders have given instructions to the contrary. To request a separate copy of the Information Statement, shareholders should contact the Fund at the address or phone number listed below for the Fund.

The principal executive office of the Fund is located at 240 Greenwich Street, New York, New York 10286. A copy of the Fund's most recent Annual Report is available upon request, without charge, by writing to the Company at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visiting www.im.bnymellon.com/us or calling toll-free 1-800-373-9387.

Important Notice Regarding Internet Availability THIS INFORMATION STATEMENT is AVAILABLE AT https://im.bnymellon.com/us/en/individual/resources/proxy-materials.html

We are not asking you for a proxy and WE are requestING THAT YOU DO not send us a proxy.

INTRODUCTION

The Fund uses a "multi-manager" approach by selecting one or more sub-advisers to manage the Fund's assets. Section 15(a) of the 1940 Act generally requires the shareholders of a mutual fund to approve an agreement pursuant to which a person serves as the investment adviser or sub-adviser for the mutual fund. The Company, on behalf of the Fund, and BNYM Investment Adviser have obtained the Exemptive Order from the SEC, which permits the Fund and BNYM Investment Adviser, subject to certain conditions and approval by the Board, to hire, terminate or replace sub-advisers and to modify material terms and conditions of sub-investment advisory arrangements with such sub-advisers without shareholder approval. BNYM Investment Adviser has ultimate responsibility (subject to oversight by the Board) to supervise the sub-advisers and recommend the hiring, termination, and replacement of the sub-advisers to the Board. The Exemptive Order also relieves the Fund from disclosing the sub-investment advisory fees paid by BNYM Investment Adviser to unaffiliated sub-advisers in documents filed with the SEC and provided to shareholders.

The Fund and BNYM Investment Adviser have agreed to comply with certain conditions when acting in reliance on the relief granted in the Exemptive Order. These conditions require, among other things, that Fund shareholders be notified of the retention of a sub-adviser and be provided with information about the sub-adviser within 90 days of the effective date of the sub-adviser's retention. Shareholders were notified of the continuation of Alcentra NY as the Fund's sub-adviser in a supplement to the Fund's Prospectus, dated November 1, 2022. This Information Statement provides additional details regarding Alcentra NY and the Current Sub-Advisory Agreement.

INVESTMENT ADVISER

The investment adviser for the Fund is BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.  BNYM Investment Adviser manages approximately $309 billion in 112 mutual fund portfolios.  For the past fiscal year, the Fund paid BNYM Investment Adviser a management fee at the annual rate of .65% of the value of the Fund's average daily net assets.  BNYM Investment Adviser is the primary mutual fund business of The Bank of New York Mellon Corporation ("BNY Mellon"), a global investments company dedicated to helping its clients manage and service their financial assets throughout the investment lifecycle.  Whether providing financial services for institutions, corporations or individual investors, BNY Mellon delivers informed investment management and investment services in 35 countries.  BNY Mellon is a leading investment management and investment services company, uniquely focused to help clients manage and move their financial assets in the rapidly changing global marketplace.  BNY Mellon has $42.2 trillion in assets under custody and administration and $1.8 trillion in assets under management.  BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation.  BNY Mellon Investment Management is one of the world's leading investment management organizations, and one of the top U.S. wealth managers, encompassing BNY Mellon's affiliated investment management firms, wealth management services and global distribution companies.  Additional information is available at www.bnymellon.com.

BNYM Investment Adviser provides management services to the Fund pursuant to the management agreement (the "Management Agreement") between the Company, on behalf of the Fund, and BNYM Investment Adviser dated April 20, 2006, amended June 3, 2019. Pursuant to the Management Agreement, BNYM Investment Adviser provides investment management of the Fund's portfolio in accordance with the Fund's investment objective and policies as stated in the Fund's Prospectus and Statement of Additional Information as from time to time in effect. In connection therewith, BNYM Investment Adviser obtains and provides investment research and supervises the Fund's continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Fund's assets. BNYM Investment Adviser furnishes to the Fund such statistical information, with respect to the investments which the Fund may hold or contemplate purchasing, as the Fund may reasonably request. The Management Agreement permits BNYM Investment Adviser to enter into sub-investment advisory agreements with one or more sub-advisers. The Management Agreement is subject to annual approval by (i) the Board or (ii) vote of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act), provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as that term is defined in the 1940 Act) of the Fund or BNYM Investment Adviser (the "Independent Directors"), by vote cast in person at a meeting called for the purpose of voting on such approval. The Management Agreement is terminable without penalty, on 60 days' notice, by the Board or by vote of the holders of a majority of the Fund's outstanding voting securities, or, upon not less than 90 days' notice, by BNYM Investment Adviser. The Management Agreement will terminate automatically in the event of its assignment, as defined in the 1940 Act. The Management Agreement provides that BNYM Investment Adviser shall exercise its best judgment in rendering services to the Fund and that BNYM Investment Adviser will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund, except by reason of willful misfeasance, bad faith or gross negligence in the performance of BNYM Investment Adviser's duties, or by reason of BNYM Investment Adviser's reckless disregard of its obligations and duties, under the Management Agreement. The Management Agreement was last approved by the Board, with respect to the Fund, at a meeting held on March 2-3, 2022. A discussion regarding the basis for the Board approving the Management Agreement is available in the Fund's annual report for the fiscal year ended August 31, 2022.

BNYM Investment Adviser has overall supervisory responsibility for the general management and investment of the Fund's portfolio, and, subject to review and approval by the Board: (i) sets the Fund's overall investment strategies; (ii) evaluates, selects, and recommends sub-advisers to manage all or a portion of the Fund's assets; (iii) allocates and reallocates, when appropriate, the Fund's assets among sub-advisers; (iv) monitors and evaluates the performance of the Fund's sub-advisers, including the sub-advisers' compliance with the investment objective, policies, and restrictions of the Fund; (v) implements procedures to ensure that the sub-advisers comply with the Fund's investment objective, policies, and restrictions; and (vi) advises and recommends whether a sub-adviser to the Fund should be terminated.

The Fund has agreed to pay BNYM Investment Adviser a management fee at an annual rate of .65% of the value of the Fund's average daily net assets. BNYM Investment Adviser has contractually agreed, until December 30, 2023, to waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of the Fund's classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .75%. For the Fund's fiscal years ended August 31, 2020, 2021 and 2022, $4,806,195, $4,551,637 and $5,254,706, respectively, was payable by the Fund to BNYM Investment Adviser pursuant to the Management Agreement.

changes Involving THE current sub-adviser

Overview

Alcentra NY has served as the Fund's sub-adviser since the Fund's inception in September 2013. The Board, including a majority of the Independent Directors, considered and re-approved the Initial Sub-Advisory Agreement at an in-person Board meeting held on March 2-3, 2022 (the "15(c) Meeting"). At the time of the 15(c) Meeting, Alcentra NY was a wholly-owned subsidiary of Alcentra Group Holdings, Inc. (together with Alcentra NY, "Alcentra"), which was an indirect, wholly-owned subsidiary of BNY Mellon. At a Board meeting held on August 4, 2022 (the "August Meeting"), the Board discussed BNY Mellon's definitive agreement with Franklin Resources, Inc., a global investment management organization operating as Franklin Templeton ("Franklin Templeton"), pursuant to which Franklin

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Templeton would, subject to certain regulatory approvals and satisfaction of other conditions, acquire Alcentra (the "Transaction"). The Transaction was completed on November 1, 2022 (the "Closing Date").

At the August Meeting, the Board considered that the Transaction would result in a "change of control" of Alcentra NY, which would trigger an assignment and automatic termination of the Initial Sub-Advisory Agreement, pursuant to its terms and the applicable provisions of the 1940 Act, as of the Closing Date. In order for Alcentra NY to provide uninterrupted sub-investment advisory services to the Fund after the Closing Date, the Board, including a majority of the Independent Directors approved the Current Sub-Advisory Agreement, effective on the Closing Date. The Current Sub-Advisory Agreement is substantially similar in material respects to the Initial Sub-Advisory Agreement. The fee payable by BNYM Investment Adviser to Alcentra NY, and the scope of services that Alcentra NY is required to provide in managing the Fund's portfolio, are substantially the same under the Current Sub-Advisory Agreement and the Initial Sub-Advisory Agreement.

Alcentra NY

Alcentra NY is located at 200 Park Avenue, 7th Floor, New York, New York 10166. Alcentra NY is a registered investment adviser specializing in sub-investment grade corporate debt investment strategies. Alcentra NY was founded in 2002 and, together with Alcentra Limited, managed more than $34 billion in assets as of December 31, 2022. Alcentra NY is a subsidiary of Franklin Resources, Inc., a global investment management organization operating as Franklin Templeton. Franklin Templeton, through its specialist investment managers, offers boutique specialization on a global scale, bringing extensive capabilities in fixed-income, equity, alternatives, and multi-asset solutions. Franklin Templeton has 75 years of investment experience and approximately $1,387.5 billion in assets under management as of December 31, 2022.

Chris Barris and Kevin Cronk, CFA, are the Fund's primary portfolio managers, positions they have held since September 2013 and May 2017, respectively. Messrs. Barris and Cronk are jointly and primarily responsible for managing the Fund's portfolio.

Mr. Barris is a Manager, US Liquids at Alcentra NY. He joined Alcentra in January 2013 as part of the combination of Alcentra with Standish Mellon Asset Management Company LLC's ("Standish") high yield business. He is responsible for managing all U.S. and global high yield portfolios, and has extensive experience managing a broad range of high yield bond strategies for both institutional and retail funds. Mr. Barris also is responsible for managing Alcentra's multi-asset credit portfolios, including U.S. and European bonds and loans. He has considerable experience in credit analysis with over 25 years of investment experience. Mr. Barris joined Standish, formerly an affiliate of BNYM Investment Adviser and Alcentra, in 2005 as a Senior Credit Analyst, and elevated to Director and Senior Portfolio Manager for U.S. and global high yield investments. Mr. Barris joined Standish from State Street Research & Management where he was as a high yield research analyst. Prior to that, he worked for Credit Suisse First Boston (Donaldson, Lufkin & Jenrette) in the leveraged finance group. Mr. Barris also was employed by BNYM Investment Adviser from July 2007 to November 1, 2022. Mr. Barris has an M.B.A. from Columbia Business School and a B.A. from Hamilton College.

Mr. Cronk is a Manager, US Liquids at Alcentra NY. He joined Alcentra in January 2013 as part of the combination of Alcentra with Standish's high yield business. Mr. Cronk joined Standish in 2011 from Columbia Management, where he worked for 11 years as a high yield analyst and portfolio manager. Prior to that, he worked as a high yield investment associate at Putnam Investments. Mr. Cronk also was employed by BNYM Investment Adviser from July 2012 to November 1, 2022. Mr. Cronk has a B.S. in Business Administration from Creighton University, holds the Chartered Financial Analyst (CFA®) designation, and is a member of the Boston Security Analysts Society.

Alcentra NY is not affiliated with BNYM Investment Adviser, and discharges its responsibilities subject to the oversight and supervision of BNYM Investment Adviser. Under the Current Sub-Advisory Agreement, BNYM Investment Adviser, and not the Fund, compensates Alcentra NY out of the fee BNYM Investment Adviser receives from the Fund. There is no increase in the advisory fees paid by the Fund to BNYM Investment Adviser as a consequence of the continuation of Alcentra NY as sub-adviser for the Fund or the implementation of the Current Sub-Advisory Agreement. The fees paid by BNYM Investment Adviser to Alcentra NY depend upon the fee rates negotiated by BNYM Investment Adviser.

Current Sub-Advisory Agreement

The Current Sub-Advisory Agreement was approved by the Board at the August Meeting, which was called, among other reasons, for the purpose of approving the Current Sub-Advisory Agreement. The Current Sub-Advisory Agreement will continue until April 4, 2023, and thereafter is subject to annual approval by the Board, including a majority of the Independent Directors.

The terms of the Current Sub-Advisory Agreement are substantially similar in material respects to the Initial Sub-Advisory Agreement. The fee payable to Alcentra NY by BNYM Investment Adviser, and the scope of services that Alcentra NY is required to provide in managing the Fund's portfolio, are substantially the same under the Current Sub-Advisory Agreement and the Initial Sub-Advisory Agreement.

The Current Sub-Advisory Agreement provides that, subject to BNYM Investment Adviser's supervision and approval, Alcentra NY provide the day-to-day management of the Fund's investments. Alcentra NY, among other duties, will obtain and provide investment research and supervise the Fund's investments and will conduct a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Fund's assets, including the placing of portfolio transactions for execution with either the issuer directly or with any broker or dealer, foreign currency dealer, futures commission merchant, counterparty or other entities. Alcentra NY also will perform certain other administrative and compliance-related functions in connection with the management of the Fund's assets. The Current Sub-Advisory Agreement provides, as did the Initial Sub-Advisory Agreement, that Alcentra NY shall exercise its best judgment in rendering services to the Fund and that Alcentra NY will not be liable for any error of judgment or mistake of law or for any loss suffered by the Company, the Fund or BNYM Investment Adviser, except by reason of willful misfeasance, bad faith or gross negligence in the performance of Alcentra NY's duties, or by reason of Alcentra NY's reckless disregard of its obligations and duties, under the Current Sub-Advisory Agreement. In addition, the Current Sub-Advisory Agreement provides that Alcentra NY indemnify and hold harmless the Fund and BNYM Investment Adviser and their affiliates and control persons and that BNYM Investment Adviser indemnify and hold harmless Alcentra NY and its affiliates and control persons, against certain losses, claims, damages, liabilities or litigation. Although the Initial Sub-Advisory Agreement contained indemnification provisions, these provisions have been expanded upon in the Current Sub-Advisory Agreement.

The Current Sub-Advisory Agreement specifically provides that Alcentra NY assume responsibility for the voting of proxies of companies whose shares are held by the Fund pursuant to proxy voting procedures approved by BNYM Investment Adviser. The Initial Sub-Advisory Agreements did not require Alcentra NY to assume proxy voting responsibilities without its consent; however, Alcentra NY had assumed responsibility for voting such proxies pursuant to a letter agreement dated April 1, 2020 with BNYM Investment Adviser. The Current Sub-Advisory Agreement also authorizes and obligates Alcentra NY to notify BNYM Investment Adviser if it becomes aware of any bankruptcy proceedings with respect to certain Fund portfolio securities. The Current Sub-Advisory Agreement also includes non-disclosure provisions, contains representations and warranties made on behalf of BNYM Investment

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Adviser and Alcentra NY, and sets forth certain governance and notification requirements for BNYM Investment Adviser and Alcentra NY.

The Current Sub-Advisory Agreement provides that Alcentra NY be compensated from the management fee that BNYM Investment Adviser receives from the Fund. Alcentra NY generally will bear the expenses it occurs in connection with its activities under the Current Sub-Advisory Agreement. All other expenses to be incurred in the operation of the Fund, other than those borne by the BNYM Investment Adviser, will be borne by the Fund.

The Current Sub-Advisory Agreement is subject to annual approval by the Board, including a majority of the Independent Directors. The Current Sub-Advisory Agreement is terminable without penalty by: (i) BNYM Investment Adviser on not more than 60 days' notice to Alcentra NY; (ii) the Board or by vote of the holders of a majority of the Fund's outstanding voting securities on not more than 60 days' notice to Alcentra NY; or (iii) Alcentra NY on not less than 90 days' notice to the Fund and BNYM Investment Adviser. The Current Sub-Advisory Agreement provides that it will terminate automatically in the event of its assignment. In addition, the Current Sub-Advisory Agreement provides that it will terminate if the Management Agreement terminates for any reason.

Considerations of the Board

At the August Meeting, the Board discussed the Transaction with representatives of BNYM Investment Adviser, as well as the terms of the Current Sub-Advisory Agreement and the implications, if any, that the closing of the Transaction would have for Alcentra NY's performance as the Fund's sub-adviser. At the August Meeting, representatives of BNYM Investment Adviser and Alcentra NY confirmed that there would be no change in Alcentra NY's investment process for managing the Fund's investment portfolio as a result of the Transaction and no diminution in the nature, extent or quality of the services provided to the Fund in connection with implementation of the Current Sub-Advisory Agreement.

At the August Meeting, BNYM Investment Adviser recommended the approval of the Current Sub-Advisory Agreement pursuant to which Alcentra NY would continue to serve as sub-adviser to the Fund after the Closing Date. The recommendation for the approval of the Current Sub-Advisory Agreement was based on the following considerations, among others: (i) the Transaction was not expected to have a material impact on the nature, extent or quality of the sub-investment advisory services that Alcentra NY provides to the Fund; (ii) the Alcentra NY personnel who have been primarily responsible for managing the Fund's investment portfolio would continue to serve in their respective capacities with Alcentra NY following the Closing Date; and (iii) the terms of the Current Sub-Advisory Agreement were substantially similar in material respects to the Initial Sub-Advisory Agreement. The Board also considered the fact that BNYM Investment Adviser continued to express confidence in Alcentra NY and its investment management capabilities.

At the August Meeting, the Board, including a majority of the Independent Directors, considered and approved the Current Sub-Advisory Agreement. At the August Meeting, the Board, including a majority of the Independent Directors, considered information presented to them as part of the annual agreement review process at the 15(c) Meeting and materials prepared by BNYM Investment Adviser, Alcentra NY and Franklin Templeton and other information received in advance of the August Meeting, which included: (i) a copy of a form of the Current Sub-Advisory Agreement between BNYM Investment Adviser and Alcentra NY; (ii) materials relating to the Transaction, Alcentra and Franklin Templeton, and BNYM Investment Adviser's rationale for retaining Alcentra following the Closing Date; (iii) information regarding Alcentra NY's investment process; (iv) information regarding Alcentra NY's reputation, investment management business, personnel and operations, and the effect that the Transaction may have on Alcentra NY's business and operations; (v) information regarding Alcentra NY's brokerage and trading policies and practices; (vi) information regarding the level of sub-investment advisory fees charged by Alcentra NY; (vii) information regarding Alcentra NY's historical performance returns managing the Fund's portfolio, including information comparing that performance to a relevant index; and (viii) information regarding Alcentra NY's compliance program. The Board also considered the substance of discussions with representatives of BNYM Investment Adviser at the 15(c) Meeting and the August Meeting. Additionally, the Board reviewed materials supplied by counsel that were prepared for use by the Board in fulfilling its duties under the 1940 Act.

Nature, Extent and Quality of Services to be Provided by Alcentra NY. In examining the nature, extent and quality of the services that had been furnished by Alcentra NY to the Fund under the Initial Sub-Advisory Agreement, and were expected to be provided by Alcentra NY to the Fund under the Current Sub-Advisory Agreement, the Board considered: (i) Alcentra NY's organization, history, reputation, qualification and background, as well as the qualifications of its personnel; (ii) Alcentra NY's expertise in providing portfolio management services to the Fund and the performance history of the Fund; (iii) Alcentra NY's investment strategy for the Fund; (iv) the Fund's long- and short-term performance relative to comparable funds and unmanaged indices; and (v) Alcentra NY's compliance program. The Board considered the specific responsibilities in all aspects of the day-to-day management of the Fund by Alcentra NY and specifically took into account that there were currently no long-term or short-term plans to make changes to the investment policies, strategies or objective of the Fund, or to the status of Chris Barris and Kevin Cronk as primary portfolio managers of the Fund as a result of the Transaction or in connection with the implementation of the Current Sub-Advisory Agreement. The Board also considered the financial resources that will be available to Alcentra NY. The Fund's Chief Compliance Officer discussed the compliance infrastructure of the Fund following the Transaction. The Board concluded that the Fund will continue to benefit from the quality and experience of Alcentra NY's investment professionals. Based on its consideration and review of the foregoing information, the Board concluded that it was satisfied with the nature, extent and quality of the sub-investment advisory services expected to be provided by Alcentra NY, and supported a decision to approve the Current Sub-Advisory Agreement.

Investment Performance and Alcentra NY. Because existing management of Alcentra NY expected that the involvement of Messrs. Barris and Cronk would be unaffected by the Transaction, the Board considered the investment performance of those investment professionals in managing the Fund's portfolio as a factor in evaluating the Current Sub-Advisory Agreement. At the August Meeting, the Board considered reports it had received and reviewed at the 15(c) Meeting, and reviewed and considered updated reports, which were prepared by Broadridge Financial Solutions, Inc. ("Broadridge"), an independent provider of investment company data, which included information comparing the Fund's performance with the performance of a group of funds selected by Broadridge as comparable to the Fund and with a broader group of funds. At the 15(c) Meeting and the August Meeting, BNYM Investment Adviser also provided a comparison of the Fund's calendar year total returns to the returns of the Fund's benchmark index. Based on its review, at the August Meeting the Board concluded that the Fund's historical performance record, when viewed together with the other factors considered by the Board, supported a decision to approve the Current Sub-Advisory Agreement.

Cost of Services to be Provided and Profitability. The Board considered the proposed fee payable under the Current Sub-Advisory Agreement was the same as that payable under the Initial Sub-Advisory Agreement and that the proposed fee would be paid by BNYM Investment Adviser, as was the case under the Initial Sub-Advisory Agreement. The Board recognized that, because Alcentra NY's fee would be paid by BNYM Investment Adviser, and not the Fund, an analysis of profitability was more appropriate in the context of the Board's consideration of the Management Agreement. At the 15(c) Meeting, the Board reviewed and considered a profitability analysis of BNYM Investment Adviser and its affiliates in providing services to the Fund and concluded that the profitability results were not excessive, given the services rendered and service levels provided by BNYM Investment Adviser and its affiliates. At the

August Meeting, the Board noted that, because Alcentra NY would no longer be an affiliate of BNYM Investment Adviser, the fee payable to Alcentra NY under the Current Sub-Advisory Agreement would have the effect of potentially reducing BNYM Investment Adviser's profitability with respect to the Fund. The Board concluded that the proposed fee payable to Alcentra NY by BNYM Investment Adviser under the Current Sub-Advisory Agreement was reasonable and appropriate and BNYM Investment Adviser's profitability should not be excessive in light of the nature, extent and quality of the services to be provided to the Fund under the Current Sub-Advisory Agreement.

Economies of Scale. The Board recognized that, because Alcentra NY's fee would continue to be paid by BNYM Investment Adviser, and not the Fund, an analysis of economies of scale was more appropriate in the context of the Board's consideration of the Management Agreement. Accordingly, consideration of economies of scale with respect to Alcentra NY was not relevant to the Board's determination to approve the Current Sub-Advisory Agreement.

The Board also considered whether there were any ancillary benefits that accrued to Alcentra NY from acting as sub-adviser and noted that no such ancillary benefits were indicated. The Board also considered the benefits to be received by BNYM Investment Adviser and Alcentra NY as a result of the Transaction and determined that any such ancillary benefits were reasonable.

In considering the materials and information described above, the Independent Directors received assistance from, and met separately with their independent legal counsel, and were provided with a written description of their statutory responsibilities and the legal standards that are applicable to the approval of investment advisory and sub-advisory agreements.

After full consideration of the factors discussed above, with no single factor identified as being of paramount importance, the Board, including a majority of the Independent Directors, with the assistance of independent legal counsel, concluded that the approval of the Current Sub-Advisory Agreement was in the best interests of the Fund, and approved the Current Sub-Advisory Agreement for the Fund. For more information regarding the factors the Board considered and its conclusions in approving the Current Sub-Advisory Agreement, see the Fund's Annual Report to Shareholders for the fiscal year ended August 31, 2022.

GENERAL INFORMATION

Other Fund Service Providers

BNY Mellon Securities Corporation ("BNYMSC"), a wholly-owned subsidiary of the BNYM Investment Adviser, located at 240 Greenwich Street, New York, New York 10286, serves as distributor (i.e., principal underwriter) of the Fund's shares pursuant to a distribution agreement between the Company and BNYMSC.

The Bank of New York Mellon, an affiliate of BNYM Investment Adviser, located at 240 Greenwich Street, New York, New York 10286, serves as the Fund's custodian.

BNY Mellon Transfer, Inc., a wholly-owned subsidiary of BNYM Investment Adviser, located at 240 Greenwich Street, New York, New York 10286, serves as the Fund's transfer and dividend disbursing agent.

Payments to Affiliated Brokers

During the Fund's fiscal year ended August 31, 2022, the Fund did not pay any commissions to affiliated brokers.

Certain Beneficial Ownership

As of December 31, 2022, the Fund had 68,002,032.861 total shares of common stock issued and outstanding. Set forth below is information as to those shareholders known by the Company to own of record or beneficially 5% or more of the indicated class of the Fund's outstanding voting shares as of December 31, 2022.

Name and Address	Amount of Outstanding Shares Held	Percentage of Outstanding Shares of Class Held

Class A
Wells Fargo Clearing Services 2801 Market Street Saint Louis, MO 63103-2523	283,379.231	21.1679%

American Enterprise Investment SVC 707 2nd Avenue South Minneapolis, MN 55402-2405	248,644.305	18.5733%

Pershing LLC PO Box 2052 Jersey City, NJ 07303-2052	127,441.857	9.5197%

LPL Financial 4707 Executive Drive San Diego, CA 92121-3091	105,200.223	7.8583%

Charles Schwab & Company Inc. 211 Main Street San Francisco, CA 94105	94,822.069	7.0830%

TD Ameritrade Inc. PO Box 2226 Omaha, NE 68103-2226	72,719.994	5.4321%

Class C

LPL Financial 4707 Executive Drive San Diego, CA 92121-3091	25,700.386	30.3967%

Raymond James 880 Carillon Parkway Saint Petersburg, FL 33716-1102	19,744.639	23.3526%

American Enterprise Investment SVC 707 2nd Avenue South Minneapolis, MN 55402-2405	10,125.099	11.9753%

Name and Address	Amount of Outstanding Shares Held	Percentage of Outstanding Shares of Class Held
Pershing LLC PO Box 2052 Jersey City, NJ 07303-2052	9,407.287	11.1263%

BNY Mellon Corporation MBC Investments Corporation 301 Bellevue Parkway Wilmington, DE 19809-3705	8,000.000	9.4619%

National Financial Services LLC 499 Washington Boulevard Jersey City, NJ 07310-1995	7,772.786	9.1931%

Class I

Charles Schwab & Company Inc. 211 Main Street San Francisco, CA 94105	5,261,802.121	59.1195%

National Financial Services LLC 499 Washington Boulevard Jersey City, NJ 07310-1995	1,541,990.509	17.3252%

American Enterprise Investment SVC 707 2nd Avenue South Minneapolis, MN 55402-2405	1,256,669.669	14.1194%

Class Y

SEI Private Trust Company One Freedom Valley Drive Oaks, PA 19456	50,133,510.020	86.9189%

BNY Mellon Yield Enhancement Strategy Fund Two Hanson Place Floor 11 Brooklyn, NY 11217-4717	6,418,737.809	11.1285%

Under the 1940 Act, a shareholder that beneficially owns, directly or indirectly, more than 25% of the Fund's outstanding voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

As of December 31, 2022, none of the Directors and Officers of the Company owned any of the Fund's outstanding shares of common stock.

OTHER MATTERS

The Fund does not hold annual meetings of shareholders. Any shareholder proposal for inclusion in a proxy statement for the Fund's next shareholder meeting, if any, must be received by the Company's

Secretary at the offices of the Fund, 240 Greenwich Street, New York, New York 10286, in a reasonable period of time before the Fund begins to print and mail the proxy materials for such meeting. Under the proxy rules of the SEC, shareholder proposals meeting requirements contained in those rules may, under certain conditions, be included in the Fund's proxy materials for a particular meeting of shareholders. One of these conditions relates to the timely receipt by the Fund of any such proposal. Since the Fund does not have regular annual meetings of shareholders, under these rules, proposals submitted for inclusion in the proxy materials for a particular meeting must be received by the Fund a reasonable time before the solicitation of proxies for the meeting is made. The fact that the Fund receives a shareholder proposal in a timely manner does not, however, ensure its inclusion in the Fund's proxy materials since there are other requirements in the proxy rules relating to such inclusion.